JA ENERGY

A Nevada Corporation

7495 West Azure Drive, Suite 110, Las Vegas, Nevada 89130, Telephone: (702) 515-4036

February 21, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Mr. Jeffrey Gordon, Staff Accountant

Re: JA Energy

Item 4.01 Form 8-K

Filed February 19, 2013

File No. 0-54236

Dear Mr. Gordon:

On behalf of JA Energy (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter dated February 20, 2013 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K originally filed on February 19, 2011 and subsequently amended.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 1 to the Current Report on Form 8-K/A (the “Amendment”).

Set forth below are the comments of the Staff with respect to the Comment Letter. The Company’s response is set forth below the comments.

1. You currently disclose that the former accountant’s reports on your financial statements from January 6, 2012 through January 2, 2013 did not contain an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles. Please note that Item 304(a)(1)(ii) of Regulation S-K requires this disclosure related to your former accountant’s reports on the financial statements for either of the past two years, which would be August 31, 2012 and 2011. In addition, you disclose that the former accountant’s report on your financial statements for the year ended August 31, 2012 indicated that there was substantial doubt as to your ability to continue as a going concern. It appears that the former accountant’s report on your financial statements for the year ended August 31, 2011 also indicated that there was substantial doubt as to your ability to continue as a going concern. As such, please amend your Form 8-K to revise your disclosures accordingly.

Mr. Jeffrey Gordon

February 21, 2013

Response: We respectfully note the Staff’s comment. We amended our Form 8-K to revise our disclosures to include the past two years of August 31, 2012 and 2011, that states our former accountant’s report indicated that there was substantial doubt as to our ability to continue as a going concern.

2. The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Your current disclosure regarding disagreements only covers the period from January 6, 2012 through January 2, 2013. Please revise your disclosure in an amended Form 8-K to cover the years ended August 31, 2012 and 2011 and the subsequent interim period through January 2, 2013. In the event of disagreement(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

Response: We have revised our disclosure in an amended Form 8-K to cover the years ended August 31, 2012 and 2011 and the subsequent interim period through January 2, 2013.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: We have obtained and filed an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in our revised Form 8-K.

On behalf of the company, we acknowledge that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

JA Energy

/s/ James L. Lusk

James L. Lusk

CFO/Director